Quest Diagnostics (DGX)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Quest shareholder since 2012

Please Support Item #6 for Greenhouse Gas Reduction and Transition Plan

To Quest Diagnostics Shareholders:

I ask shareholders to vote FOR Item 6 at the Quest Diagnostics shareholder meeting on May 17, 2023. The proposal asks Quest Diagnostics (“Quest” or “the Company”) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan.

In order to limit warming to 1.5°C and prevent the worst impacts of climate change, emissions must be cut in half by 2030 and reach net zero by 2050. With only seven years remaining until 2030, investors require clear information about how companies plan to align with global climate goals and mitigate the material financial risks that climate change poses to their business, investor portfolios, and the global economy. Quest expresses a desire to avoid “rushing to finalize targets;” however, Quest’s climate strategy already lags peers, and further delay may pose material physical, supply chain, and regulatory risks to the Company. Setting science-based targets and developing a climate transition plan will help Quest mitigate these risks.

RESOLVED: Shareholders request that Quest Diagnostics Inc., within a year, issue near and long-term science-based greenhouse gas reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5 ºC and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions.

SUPPORTING STATEMENT: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like the Science-Based Targets initiative;
•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups; and
•	Consideration of supporting targets for renewable energy, energy efficiency, fleet electrification and other measures deemed appropriate by management.

Summary

1.	Quest’s climate mitigation strategy is not aligned with the Paris Agreement’s ambition to limit warming to 1.5°C.
2.	The Company lags peers in addressing climate risk.
3.	Full emissions disclosure, setting science-based targets and developing a transition plan will help Quest prepare for upcoming regulatory changes.
4.	Quest’s current climate risk mitigation strategies and disclosures do not meet investor expectations.

Rationale for a “YES” vote

1.	Quest does not have a climate mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5°C.

Despite reporting in its 2023 10-K that climate-related severe weather events and natural disasters pose physical risk to the Company,1 Quest has taken limited steps to date to address its climate impact. The Company’s emissions disclosures do not include operations outside of the U.S. and Latin America, and it has no science-based GHG reduction targets or publicly available climate transition plan aligned with limiting warming to 1.5°C.

While the Company’s announcement in its opposition statement “to transition 50% of our vehicle fleet to electric or hybrid engines by 2026” is welcome, the Company’s fleet accounted for less than .3% of its total reported emissions in 2021.2 In addition, Quest’s 2021 Corporate Responsibility Report notes that only 2.64% of its energy consumption was from renewable sources. It has pursued GHG reduction efforts with limited impact, reporting an LED retrofit in one facility and a route optimization project that is expected to reduce emissions by 424 metric tons of carbon dioxide equivalent (MTCO2e). By contrast, the Company’s total reported emissions footprint in 2021 was more than 25 million MTCO2e.3

2.	The Company lags peers in addressing climate risk.

Quest lags peers in setting science-based GHG reduction targets and supporting goals aimed at reducing emissions. Laboratory Corporation of America, identified by Quest as its largest commercial clinical laboratory competitor in its 10-K,4 has committed to setting near-term 1.5°C-aligned greenhouse gas targets through the Science Based Targets initiative (SBTi). It has a complementary goal to increase its renewable electricity use by 25% by 2025 from a 2020 baseline. Numerous industry peers have also set or committed to set targets through SBTi. Boston Scientific has set 1.5°C-aligned near-term, long-term, and net zero targets validated by SBTi and plans to use 100% renewable electricity by 2024.5 Zimmer Biomet has set 1.5°C-aligned near-term targets validated by SBTi. Agilent Technologies and Henry Schein have committed to set 1.5°C-aligned near-term and net zero targets through SBTi. Becton, Dickinson and Company, Edwards Lifesciences, IQVIA Holdings, and PerkinElmer have committed to set near-term 1.5°C-aligned targets through SBTi.6

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/1022079/000102207923000018/dgx-20221231.htm

2 Mobile fuels accounted for 70,385 MTCO2e of Quest’s more than 25 million MTCO2e of total reported emissions in 2021; https://www.questdiagnostics.com/content/dam/corporate/unrestricted/documents/our-company/corporate-responsibility/quest-cr-report-2021.pdf, pg. 65

3 https://www.questdiagnostics.com/content/dam/corporate/unrestricted/documents/our-company/corporate-responsibility/quest-cr-report-2021.pdf

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001022079/000102207923000018/dgx-20221231.htm

5 https://www.bostonscientific.com/en-EU/about-us/corporate-social-responsibility/planet/climate-change.html

6 https://sciencebasedtargets.org/companies-taking-action

3.	Full emissions disclosure, setting science-based targets, and developing a transition plan will help Quest prepare for upcoming regulatory changes.

In its opposition statement, Quest references numerous upcoming climate-related regulatory changes as justification for delaying action on comprehensive emissions disclosure, target-setting, and climate transition planning. While the Proponent appreciates that the Company wishes to take a thoughtful approach, it is unclear how delaying action would better prepare Quest for eventual compliance.

The SEC climate rule as proposed will require Quest to disclose climate risks faced by the business, as well as scope 1, 2, and material scope 3 emissions.7 A recent survey from Workiva and PwC found that “despite uncertainty over when the rule will become U.S. law, 70% of business leaders say their company will push ahead and ‘proceed with compliance’ with the proposed changes.” Only 2% said their companies will wait until the rule is final.8 Proposed legislation in California, the Climate Corporate Data Accountability (SB253), would require Quest (and all companies with over $1 billion in annual revenue doing business in California) to disclose its full Scope 1, 2 and 3 emissions footprint9 The Federal Supplier Climate Risks and Resilience Proposed Rule would require ”major” federal contractors with over $50 million in government contracts to disclose annual GHG emissions for scopes 1-3, disclose climate risks management strategies, and set a 1.5º C-aligned emissions reduction target through the Science-based Targets initiative.10 Critically, under the Proposed Rule, contractors may be determined a ”nonresponsible” company for failure to comply and thus ineligible for contract awards.11 Quest exceeded the $50 million threshold in fiscal year 2022.12

While the California, federal contractor, and SEC regulations are still under consideration, the European Union’s Corporate Sustainability Reporting Directive (CSRD) has already been adopted.13 Quest may be subject to the CSRD, which would require the Company to disclose Scope 1, 2, and 3 emissions for operations not covered in Quest’s current emissions disclosures, such as those in the European Union. The CSRD would also require the Company to develop both GHG reduction targets and a transition plan that align with limiting warming to 1.5°C. The directive may apply to Quest as early as January 2025, or January 2024 for companies already subject to the E.U.’s Non-Financial Reporting Directive (NFRD).14 Regarding the CSRD, Diligent noted, “While 2024, 2026 and certainly 2029 may seem like a lifetime away on the calendar, the complexity and critical nature of these new disclosures make it imperative to act now.”15

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7 https://www.sec.gov/news/press-release/2022-46

8 https://www.workiva.com/sites/workiva/files/pdfs/change_in_the_climate_report_02.24.23.pdf; pg. 9

9 https://www.marketplace.org/2023/03/03/california-corporate-emissions-disclosure-could-affect-the-rest-of-the-country/

10 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

11 https://www.babstcalland.com/news-article/dod-gsa-and-nasa-propose-climate-related-disclosures-for-federal-suppliers/

12 https://www.usaspending.gov/search/?hash=c09b715df15aa93a564c9fbd09860cc7

13 https://www.europarl.europa.eu/news/en/press-room/20221107IPR49611/sustainable-economy-parliament-adopts-new-reporting-rules-for-multinationals

14 https://www.ropesgray.com/en/newsroom/alerts/2022/december/eu-corporate-sustainability-reporting-directive-signed-into-law

15 https://www.diligent.com/insights/esg/eu-csrd-requirements/

The Company has provided no timeline for expanding its Scope 1, 2, and 3 emissions disclosures to cover its full operations or for beginning the target-setting and transition planning processes. Implementing this proposal will help the Company ensure that it is adequately prepared when these or other climate-related regulatory changes come into effect.

4.	Quest’s current climate risk mitigation strategies and disclosures do not meet investor expectations.

Investors increasingly expect companies to address climate-related risks. The Climate Action 100+, an investor-led initiative made up of 700 global investors who are responsible for more than $68 trillion in assets under management, has established the Net Zero Company Benchmark, which asks companies to reduce emissions in line with limiting warming to 1.5°C and undergo robust net-zero transition planning.16 Major investors like BlackRock and State Street asked companies to align their reporting with the Taskforce for Climate-Related Financial Disclosures (TCFD),17 and State Street has also published its disclosure expectations for climate transition plans.18 Quest Diagnostics is not currently aligned with any of these frameworks or disclosure expectations.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

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16 https://www.climateaction100.org/whos-involved/investors/; https://www.climateaction100.org/news/climate-action-100-releases-the-latest-evolution-of-the-net-zero-company-benchmark/

17 https://www.esgtoday.com/state-street-to-require-companies-to-provide-tcfd-aligned-climate-disclosures/; https://www.blackrock.com/corporate/literature/whitepaper/spotlight-blk-supports-consistent-climate-related-disclosures-urges-global-coordination-june-2022.pdf

18 https://www.ssga.com/library-content/pdfs/asset-stewardship/disclosure-expectations-for-effective-climate-transition-plans.pdf